Exhibit (a)(1)(D)

Offer to Purchase for Cash

All Outstanding Shares of

Common Stock

of

POWER MEDICAL INTERVENTIONS, INC.

at

$2.08 Net Per Share of Common Stock

by

COVIDIEN DELAWARE CORP.

a wholly owned subsidiary of

UNITED STATES SURGICAL CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK

CITY TIME, AT THE END OF SEPTEMBER 4, 2009, UNLESS THE OFFER IS EXTENDED.

To Brokers, Dealers, Banks, Trust Companies and other Nominees:	August 10, 2009

Covidien Delaware Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of United States Surgical Corporation, a Delaware corporation (“USSC”), and USSC have appointed D.F. King & Co., Inc. to act as Information Agent in connection with the offer to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Power Medical Interventions, Inc., a Delaware corporation (the “Company”), at a price of $2.08 per share, net to the seller in cash without interest, for each outstanding Share (such price, or any higher price per share as may be paid pursuant to the Offer, is referred to in this letter as the “Offer Price”) less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 10, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitutes the “Offer”).

Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith are copies of the following documents:

1.	The Offer to Purchase;

2.	A Letter of Transmittal to be used by stockholders of the Company in accepting the Offer;

3.	A printed form of letter that may be sent to your clients for whose account you hold Shares in your name or in the name of a nominee, with space provided for obtaining the clients’ instructions with regard to the Offer; and

4.	The Notice of Guaranteed Delivery with respect to the Shares.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, immediately prior to the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn, together with any Shares beneficially owned by USSC or any subsidiary of USSC, does not equal at least a majority of the Shares then outstanding on a fully diluted basis (which, for purposes of such calculation, includes all Shares that PMI may be required to issue pursuant to options outstanding at that date and warrants or other outstanding rights, in each case, exercisable immediately prior to the expiration of the Offer and having an exercise price per Share that is equal to or less than the Offer Price plus $1.00) on the date of purchase. The Offer is also conditioned upon the satisfaction of other conditions set forth in “The Tender Offer—Section 14—Certain Conditions of the Offer” of the Offer to Purchase.

We urge you to contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at 12:00 midnight, New York City time, at the end of September 4, 2009, unless extended.

At a meeting held on July 28, 2009, the Board of Directors of the Company unanimously (i) determined that the Merger Agreement (as defined below), the Offer and the Merger (as defined below) are advisable and in the best interests of the Company’s stockholders; (ii) approved the Merger Agreement, the Offer and the Merger; and (iii) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 28, 2009 (the “Merger Agreement”), among USSC, the Purchaser and the Company, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company, with the surviving entity, the Company, becoming a direct wholly owned subsidiary of USSC (the “Merger”). In the Merger, each outstanding Share (other than Shares owned by USSC, the Purchaser or the Company or by stockholders, if any, who properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest thereon. The Merger Agreement is more fully described in “The Tender Offer—Section 12—Purpose of the Offer; The Merger Agreement; Plans for PMI” of the Offer to Purchase.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by Continental Stock Transfer & Trust Company (the “Depositary”) of (a) Share certificates (or a timely Book-Entry Confirmation) (as defined in the Offer to Purchase), (b) a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer effected pursuant to the procedures set forth in Section 2 of the Offer to Purchase, an Agent’s Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE FOR THE SHARES TENDERED, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING PAYMENT.

Tendering stockholders will not be obligated to pay brokerage fees or commissions to the Depositary (as defined below) or D.F. King & Co., Inc. which is acting as the Information Agent for the Offer, or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Purchaser in the Offer, for soliciting tenders of Shares pursuant to the Offer. You will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your customers.

Questions may be directed to us as Information Agent at the address and telephone number set forth on the back cover of the enclosed Offer to Purchase. Requests for additional copies of the enclosed materials may be directed to the Information Agent, at the address appearing on the back cover of the Offer to Purchase.

Very truly yours,

D.F. King & Co., Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF THE PURCHASER, USSC, THE DEPOSITARY OR THE INFORMATION AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.